December 12, 2013

VIA EDGAR

John P. Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Cellular Biomedicine Group, Inc.
Item 4.02 Form 8-K
Filed November 21, 2013
File No. 000-52282

Dear Mr. Nolan:

This letter is in response to the letter dated November 22, 2013 (“Comment Letter”) from the Securities and Exchange Commission (“Commission”) addressed to Cellular Biomedicine Group, Inc. (the “Company”, “we”, “our”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly.

Form 8-K dated November 18, 2013

1.	We note that you intend to file restated financial statements. Please amend your filing to tell us how, and when, you will file them.

Subsequent to the filing of the 8-K referenced above, the Company amended its quarterly report on Form 10-Q for the quarter ended March 31, 2013 on December 6, 2013 and December 11, 2013, respectively, amended its quarterly report on Form 10-Q for the quarter ended June 30, 2013 on December 6, 2013 and December 11, 2013, respectively, and amended Company’s Current Report on Form 8-K/A (filed on April 24, 2013) on December 6, 2013.

2.
When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers' conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers' conclusions.

The Company has stated in its Amendment No. 3 to its quarterly report on Form 10-Q for the quarter ended March 31, 2013 filed on December 12, 2013 and its Amendment No. 3 to its quarterly report on Form 10-Q for the quarter ended June 30, 2013 filed on December 12, 2013 that the officers of the Company has concluded the Company’s disclosure controls and procedures were not effective as of March 31, 2013 and June 30, 2013, respectively, due to the restatement of the financial statements included in the original quarterly reports for the respective periods.

In responding to your comments, the company acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Sarah Williams, Esq. of the law firm Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,
/s/ Andrew Chan
Andrew Chan
Chief Financial Officer

Cc: Norm Klein
 Keith Wong